

13010542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 1 - 2013

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3774

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 AND ENDING December 31, 2012

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wiley Bros. - Aintree Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
40 Burton Hills Blvd., Suite 350

(No. and Street)

Nashville   Tennessee   37215

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa P. James   (615) 255-6431

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Baker Group, CPAs, P.C.

                                (Name – *if individual, state last, first, middle name*)

1504 17th Avenue South   Nashville   Tennessee   37212

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Lisa P. James_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Wiley Bros., - Aintree Capital, LLC_____ , as of __December 31_____, 20_12___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _Lisa P James_____
                                                                          Signature

_Angela J Samol_____   _Financial Principal_____
Notary Public   Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS

WILEY BROS. - AINTREE CAPITAL, LLC

DECEMBER 31, 2012



FINANCIAL STATEMENTS

WILEY BROS. - AINTREE CAPITAL, LLC

DECEMBER 31, 2012

TABLE OF CONTENTS



THE BAKER GROUP, CPAs, P.C.

INDEPENDENT AUDITOR'S REPORT

Wiley Bros. – Aintree Capital, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Wiley Bros. – Aintree Capital, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wiley Bros. – Aintree Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Baker Group, CPAs, P.c.

February 26, 2013

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400

MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$ 655,558
Receivable from brokers and dealers	997,376
Fair value of securities owned	5,028,671
Furniture, fixtures and equipment, at cost (net of accumulated depreciation of $483,588)	95,216
Other assets	380,303
	$ 7,157,124

LIABILITIES AND MEMBERS' EQUITY

Note payable - secured	$ 4,655,320
Securities sold short	0
Accrued taxes and other liabilities	541,916
Members' equity	1,959,888
	$ 7,157,124

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues

Commissions and fees	$ 5,492,022
Gains on securities trading accounts	2,669,919
Other income from the securities business	2,760,571
	10,922,512

Expenses

Employee compensation and benefits	7,041,492
Members' compensation	439,888
Commission and clearance paid to brokers	413,031
Interest expense	115,294
Regulatory fees and expenses	52,856
General and administrative expenses	2,473,916
	10,536,477

Net Income	$ 386,035

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Beginning Members' Equity	$ 2,589,180
Net Income	386,035
Members' Drawings	(1,015,327)
Ending Members' Equity	$ 1,959,888

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities	
Net income (loss)	$ 386,035
Adjustments to reconcile net income to net	
cash provided by operations	
Depreciation and amortization	52,989
(Increase) Decrease in:	
Receivable from brokers and dealers	(747,376)
Fair value of securities owned	2,899,600
Other assets	167,621
Increase (Decrease) in:	
Note payable	401,215
Payable to brokers and dealers	(2,279,015)
Securities sold short	0
Accrued taxes and other liabilities	(431,484)
Net cash provided by operating activities	449,585
Cash Flows from Investing Activities	
Purchase of equipment	(68,111)
Net cash used by investing activities	(68,111)
Cash Flows from Financing Activities	
Distributions to members	(1,015,327)
Net cash used by financing activities	(1,015,327)
Net increase (decrease) in cash	(633,853)
Cash at beginning of period	1,289,411
Cash at end of period	$ 655,558
Supplemental Disclosures	
Interest Expense Paid	$ 115,294
Taxes paid	$ 14,010

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations
This Tennessee Limited Liability Company (LLC) received a substantial members' capital contribution on May 1, 1996, and began operations as a broker-dealer on the same date. One of the founding members was Wiley Bros., Inc. which contributed a substantial part of the starting capital, and prior to May 1 had operated as a broker-dealer. After making their capital contribution, Wiley Bros., Inc. ceased operations as a broker-dealer and transferred their license to the new entity. As a Limited Liability Company, the members' liability is limited. The Company is registered with the SEC and is a member of FINRA.

Reporting Period
The Limited Liability Company's year ends on December 31, 2012.

Revenue Recognition
Security transactions are recorded in the accounts on a trade-date basis. Marketable securities at December 31, 2012 are valued at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Property and Depreciation
Office equipment and leasehold improvements are carried at cost and are depreciated using accelerated and straight-line methods over their estimated useful lives.

Retirement Plan
The Company maintains a qualified retirement plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $333,546 for the current period.

Income Taxes
Federal income taxes are not payable by the Limited Liability Company, or provided for in this financial statement. The Limited Liability Company members are taxed individually on their share of the Limited Liability Company's earnings. State income taxes have been accrued in the amount of $0.00.

WILEY BROS. - AINTREE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS - continued

DECEMBER 31, 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Member Allocation
The members have an agreement as to the allocation of net earnings and distributions subject to extensive provisions as agreed to by the members.

Other Assets
Other assets consist of employee advances and loans, investment in other limited liability companies, and other receivables.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

WILEY BROS. - AINTREE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS - continued

DECEMBER 31, 2012

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At December 31, 2012, the Company's net capital of $1,159,277 was $909,277 in excess of the minimum requirement of $250,000.

NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

Computer and equipment	$ 309,803
Office furniture and fixtures	131,195
Leasehold improvements	137,776
	578,774
Less: Accumulated depreciation	(483,558)
	$ 95,216
Depreciation and Amortization Expense	$52,989

NOTE 5 - RELATED PARTY TRANSACTIONS

At December 31, 2012 amounts due from related parties, which were included in Other Liabilities, was $24,495.

NOTE 6 - LEASE COMMITMENTS

The Company is the lessor of office space under an operating lease agreement. The total rental for office space was $361,676 for the current period.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 8 – NOTE PAYABLE – SECURED

The Company has a secured bank line of credit used to finance inventory purchases. The loan is renewed annually and has a variable interest rate that was 3.0% at December 31, 2012.

NOTE 9 - ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $40,914 for the period ended December 31, 2012

NOTE 10 – CONTINGENT LIABILITIES

At February 26, 2013, there were claims pending against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from such claims will not materially affect the financial position of the Company.

NOTE 11 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

WILEY BROS. - AINTREE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS - continued

DECEMBER 31, 2012

NOTE 11 – FAIR VALUE MEASUREMENT (Continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
as of December 31, 2012:

	Fair Value	Level 1
Securities owned	$5,028,671	$5,028,671

NOTE 12 – DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through February 26, 2013, the date on which the financial statements were available to be issued.

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC

AS OF DECEMBER 31, 2012

Total members' equity from Statement of Financial Condition		$1,959,888
Total members' equity qualified for net capital		1,959,888
Deductions and/or charges		
A. Non-allowable assets		
Furniture, equipment & fixtures	$ 95,216	
Other assets	344,966	
Total non-allowable assets		440,182
D. Other deductions and/or charges		51,283
Total deductions and/or charges		491,465
Net capital before haircuts		1,468,423
Haircuts on securities		
Debt securities	309,089	
Other Securities	57	
Total haircuts on securities		309,146
NET CAPITAL		$1,159,277

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE II

Reconciliation of Broker's Computation of Net Capital
To Auditor's Computation of Net Capital
Under Rule 15c3-1

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$1,933,775	$ 26,113 (1)	$1,959,888
3. Total	1,933,775	26,113	1,959,888
5. Total capital	1,933,775	26,113	1,959,888
6. A. Non-allowable assets	414,069	26,113 (2)	440,182
D. Other deductions and/or charges	51,283	_____	51,283
Total deductions	465,352	26,113	491,465
8. Net capital before haircuts	1,468,423	0	1,468,423
9. Haircuts on securities: Total haircuts	309,146	_____	309,146
10. Net capital	$1,159,277	$ 0	$1,159,277

(1) Miscellaneous audit adjustments	(400)
Adjustments to depreciation expense	26,513
	$ 26,113

(2) Increase in net fixed assets	$ 26,513
Decrease in other assets	(400)
	$ 26,113

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE III

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2012

Minimum net capital required	$ 36,128
Minimum dollar net capital requirement of reporting broker	$ 250,000
Net capital requirements	$ 250,000
Excess net capital	$ 909,277

COMPUTATION OF AGGREGATE INDEBTEDNESS
AND
RATIO TO NET CAPITAL

Accrued taxes and other liabilities	$ 541,916
Aggregate Indebtedness	$ 541,916

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$ 541,916	
Net capital	$1,159,277	46.75%

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2012

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00

13

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE IV

COMPUTATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SEC

FOR THE YEAR ENDED DECEMBER 31, 2012

Wiley Bros. - Aintree Capital, LLC did not carry any margin accounts, maintained no securities on hand, promptly transmitted all customer funds and did not otherwise hold funds or securities for, or owe money or securities to, customers, thereby meeting the conditions of Rule 15c3-3(k)(2)(ii) exempting it from the requirements of Customer Protection Rule 15c3-3.



THE BAKER GROUP, CPAs, P.C.

**Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from
SEC Rule 15c 3-3**

Wiley Bros. – Aintree Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Wiley Bros. – Aintree Capital, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the partnership members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Bahu Group, CPAs, P.C.

February 26, 2013



THE BAKER GROUP, CPAs, P.C.

INDEPENDENT AUDITOR'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Members
Wiley Bros.-Aintree Capital, LLC
40 Burton Hills Blvd., Suite 350
Nashville, Tennessee 37215

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Wiley Bros.-Aintree Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wiley Bros.-Aintree Capital, LLC's management is responsible for Wiley Bros.-Aintree Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

The Bahn Group, CPAs, P.C.

February 26, 2013

18

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___Dec 31___, 20_12_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Wiley Bros Amtree Capital, LLC
40 Burton Hills Blvd Ste 350
Nashville TN 37215

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __26,161__

    B. Less payment made with SIPC-6 filed (exclude interest)   (__14,988__)

       __8-22-12__
       Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ __11,173__

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ __11,173__

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wiley Bros. Amtree Capital, LLC
(Name of Corporation, Partnership or other organization)

Lisa P Jarvey
(Authorized Signature)

Financial Principal
(Title)

Dated the 21st day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
    Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _Jan 1_, 20_12_
and ending _Dec 31_, 20_12_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ ~~10,922,572~~

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

       342681

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

       (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 115,294

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)
        115,294

        Total deductions
        457975

2d. SIPC Net Operating Revenues
    $ 10,464537

2e. General Assessment @ .0025
    $ 26,161
    (to page 1, line 2.A.)